

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

Via E-mail
Michael Staples
President
I in the Sky Inc.
1315 5th Street South
Hopkins, MN 55313

> **Re:** **I in the Sky Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 24, 2014**
> **File No. 333-192272**

Dear Mr. Staples:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your revised disclosure in response to comment 4 from our letter dated January 15, 2014. You state that the offering expenses will be "paid for either out of cash on hand or by our officer." However, on page 38, you disclose that you "do not have enough cash on hand to cover completion of our Offering." Please reconcile these statements. Furthermore, if your officer has agreed to pay the expenses of the offering, please file the agreement as an exhibit. If the agreement requires the company to repay your officer for any offering expenses he pays, then it would appear that he would be repaid out of the proceeds from the offering.

Plan of Distribution, page 22

Shares Offered by Selling Stockholders, page 23

2. We note your revised disclosure in the first paragraph on page 24 in response to comment 6 from our letter dated January 15, 2014. You disclose that "[t]he price of $0.025 per share is a fixed price for the duration of the offering, and thereafter at prevailing market prices or privately negotiated prices." Please remove "and thereafter at prevailing market prices or privately negotiated prices." Your disclosure concerns the shares being offered pursuant to the prospectus, and these transactions must be at the fixed offering price.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director